Registration Statement No. 333-217200
Filed Pursuant to Rule 433
Dated January 23, 2018

REX SHARES AND BANK OF MONTREAL LAUNCH 3x LEVERAGED “FANG+” EXCHANGE TRADED NOTES ON NYSE ARCA

WESTPORT, Conn., January 23, 2018 /PRNewswire/ – REX Shares, LLC (REX) today announced a partnership with Bank of Montreal to launch a pair of exchange traded notes under the name “REX MicroSectorsTM.” The BMO REX MicroSectors™ FANG+™ Index 3X Leveraged ETNs and the BMO REX MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs are based on the NYSE FANG+TM Index, and started trading today on NYSE Arca under the tickers FNGU and FNGD.

The NYSE® FANG+TM Index (NYFANG) was created by ICE Data Services, which is part of Intercontinental Exchange (NYSE: ICE), in 2017 to provide exposure to a select group of highly-traded growth stocks of next generation technology and tech-enabled companies. This includes the five core “FANG” stocks — Facebook, Apple, Amazon, Netflix and Alphabet’s Google, plus another five actively-traded technology growth stocks — Alibaba, Baidu, NVIDIA, Tesla and Twitter. On November 8, 2017, ICE Futures U.S. launched a series of quarterly futures contracts based on the NYSE FANG+TM Index in order to offer hedging of and exposure to these companies.

REX, a provider of alternative investment products, sees large demand for hedging and trading vehicles based on targeted segments of the market such as FANG stocks. “We created the MicroSectorsTM concept in order to address what we see as a gap in the marketplace for leveraged and inverse thematic sector products. We are thrilled to be working with BMO and ICE Data Services for our first two MicroSectorsTM products,” said Greg King, Founder and CEO of REX. BMO worked with REX on certain elements of product design and REX acts as Structuring Agent for the ETNs.

“We are looking forward to working with REX Shares and the NYSE on these new exchange traded notes which offer investors a strategic way to enhance their exposure to highly traded technology companies,” said Laurence Kaplan, MD & Head, US Notes, BMO Capital Markets. “Through this collaboration, we are able to build and offer novel products that give investors the ability to increase or decrease their exposure depending on their needs.”

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.  Investors should consult with their own financial advisors as to these matters.

The notes are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis.
Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

Media Contacts (REX):
Scott Acheychek
media@rexshares.com
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About REX

Headquartered in Westport, Connecticut, REX Shares, LLC designs investment products that help investors diversify and manage risks. For more information please visit www.microsectors.com.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $710 billion as of October 31, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

About ICE Data Services

ICE Data Services is part of Intercontinental Exchange (NYSE: ICE) and offers end-to-end solutions for information, analytics, index services and connectivity, with a range of proprietary data and tools for global markets across fixed income, equities, commodities, FX and options.

ICE Data Services is the marketing name used for Interactive Data Corporation and its subsidiaries globally, including Interactive Data Pricing and Reference Data LLC, Interactive Data (Europe) Ltd. and Interactive Data (Australia) Pty Ltd. ICE Data Services is also the marketing name used for Credit Market Analysis Limited, ICE Data Indices, LLC, Super Derivatives, Inc. and its subsidiaries globally and certain other data products and services offered by other subsidiaries of Intercontinental Exchange, Inc. (NYSE:ICE).

RELATED LINKS
www.microsectors.com
www.bmo.com
www.theice.com/fangplus

MicrosectorsTM and REXTM are registered trademarks of REX Shares, LLC (“REX”).  FANG+™ is a  trademark of ICE Data Indices, LLC or its affiliates (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal.  The NYSE® FANG+™ Index is a product of ICE Data Indices, LLC, and has been licensed for use by Bank of Montreal.  The BMO REX MicroSectors™ FANG+™ Index 3X Leveraged ETNs and the BMO REX MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs (the “ETNs”) are not sponsored, endorsed, sold or promoted by REX, ICE Data, any of their respective affiliates or third party licensors (collectively, “REX Index Parties”).  REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance.  REX Index Parties’ only relationship to Bank of Montreal with respect to the NYSE® FANG+™ Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties.  The NYSE® FANG+™ Index is determined, composed and calculated by REX Index Parties without regard to Bank of Montreal or the ETNs.  REX Index Parties have no obligation to take the needs of Bank of Montreal or the owners of the ETNs into consideration in determining, composing or calculating the NYSE® FANG+™ Index.  REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. ICE Data makes no representations or warranties (i) regarding the advisability of investing in securities or futures contracts, and or (ii) that any such investment based upon the performance of the NYSE FANG+ ™Index particularly, or the ability of the NYSE FANG+™ Index will accurately track index performance or provide positive investment returns.  Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.